UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            DISTINCTIVE DEVICES, INC.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    254745 10
                                    ---------
                                 (CUSIP Number)



                                 SANJAY S. MODY
                                ONE BRIDGE PLAZA
                                    SUITE 100
                           FORT LEE, NEW JERSEY 07024
                                  201-363-9922
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 31, 2001
           ----------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP NO.  254745 10                          PAGE 2  OF  6 PAGES
           ---------                               -      -
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SANJAY S. MODY
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                     (b)  [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                 PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                        [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 India
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                         7    SOLE VOTING POWER
        NUMBER OF
                              2,050,000 shares (with disclaimer of beneficial
          SHARES              ownership as to 1,100,000 shares)
                      ----------------------------------------------------------
       BENEFICIALLY      8    SHARED VOTING POWER

         OWNED BY             -0-
                      ----------------------------------------------------------
           EACH          9    SOLE DISPOSITIVE POWER

        REPORTING             2,050,000 shares (with disclaimer of beneficial
                              ownership as to 1,100,000 shares)
       PERSON WITH    ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,050,000 shares (with disclaimer of beneficial ownership as to 1,100,000 shares)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.7%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

     Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 2 amends the Schedule 13D, dated February 22, 2001, and Amendment No. 1 for an event of July 25, 2001, (collectively, the "Prior Schedules") filed by Sanjay S. Mody with respect to the common stock, par value $.05 per share (the "Common Stock"), of Distinctive Devices, Inc., a Delaware corporation (the "Company"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Prior Schedules. Except as otherwise expressly indicated below, the information provided in the Prior Schedules remains in effect.

ITEM 2.      IDENTITY AND BACKGROUND

             (a) Name: Sanjay S. Mody

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             On October 31, 2000, Nina Mody, the wife of Mr. Mody, received 1,100,000 shares of Common Stock upon the Company's acquisition of all of the outstanding capital stock of WebPulse Consulting Inc. ("Webpulse"), pursuant to a Stock Purchase Agreement, dated as of October 26, 2001. Mrs. Mody was a shareholder of Webpulse and upon the acquisition her Webpulse shares were exchanged for the 1,100,000 shares of Common Stock.

ITEM 4.      PURPOSE OF THE TRANSACTION

             Under the July 10, 2001 Purchase Agreement between Mr. Mody and Eagleview, Mr. Mody only purchased 200,000 shares of Common Stock. The parties terminated the Purchase Agreement as to the balance of the shares thereunder.

             As of October 10, 2001, Eagleview advised Mr. Mody that it was terminating the proxy previously granted by Eagleview to Mr. Mody covering 3,850,340 shares of Common Stock.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             (a) Mr. Mody beneficially owns 2,050,000 shares of Common Stock, consisting of (i) 950,000 shares owned directly by him and (ii) 1,100,000 shares owned directly by his wife, as to which shares he disclaims any beneficial ownership. The 2,050,000 shares represent approximately 10.7% of the issued and outstanding shares of Common Stock of the Company, based upon 19,134,824 shares issued and outstanding as of November 13, 2001 (as reported in the Company's Form 10-QSB for the fiscal quarter ended September 30, 2001). Does not include 500,000 shares of Common Stock underlying options granted to Mr. Mody under the Company's 2001 Stock Option Plan, which Plan is subject to ratification by the Company's shareholders.

             (b) Mr. Mody possesses the sole power to vote and the sole power to dispose of 950,000 shares of Common Stock.

             (c) See Item 3 as to the purchase of Common Stock by Mr. Mody's wife.


ITEM 6.      MATERIAL TO BE FILED AS EXHIBITS
             --------------------------------

             No. Description
             --- -----------

             4. Stock Purchase Agreement, dated as of October 26, 2001 between Distinctive Devices Inc. and Webpulse Consulting, Inc. (filed as Exhibit 2 to the Company's Form 8-K for an event of October 31, 2001, and incorporated herein by reference).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ Sanjay S. Mody
                                         ---------------------------------------
Dated:  December 19 , 2001                        Sanjay S. Mody